Filed by DIANON Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                   Subject Company: UroCor, Inc.
                                                    Registration No.:  333-66966

Contact:

DIANON Systems, Inc.                Noonan/Russo Communications, Inc.
Kevin C. Johnson                    (212) 696-4455
President and CEO                   David Walsey (investors), ext. 230
(203) 381-4905                      news@noonanrusso.com

David R. Schreiber                  UroCor, Inc.
Chief Financial Officer             Bruce Hayden, Chief Financial
(203) 381-4055                      (405) 290-4117
                                          or
                                    Neil Berkman Associates
                                    (310) 277-5162



        DIANON SYSTEMS, INC. AND UROCOR, INC. ANNOUNCE EXCHANGE RATIO


            Stratford, Conn. and Oklahoma City, OK. -- November 6, 2001 -- DIANON Systems, Inc. (Nasdaq NM:DIAN) and UroCor, Inc. (Nasdaq NM:UCOR), today jointly announced that, in connection with their previously announced merger agreement, assuming consummation of the merger, each outstanding share of UroCor common stock will be converted into the right to receive 0.3843 shares of DIANON common stock. The exchange ratio was determined in accordance with the merger agreement.

            DIANON and UroCor will hold shareholders meetings on Friday, November 9, 2001 to vote on the merger. DIANON's meeting will be held at 10:00 a.m. Eastern Time at DIANON's corporate headquarters in Connecticut. Shareholders of record as of the close of business on October 2, 2001 will be eligible to cast their vote at the DIANON meeting.

            UroCor's meeting will be held at 10:00 a.m. Central Time at the Renaissance Hotel, 10 Broadway Avenue, Oklahoma City, Oklahoma. Shareholders of record as of the close of business on October 4, 2001 will be eligible to cast their vote at the UroCor meeting.

            The joint proxy statement/prospectus relating to the merger was mailed to the respective shareholders of DIANON and UroCor on or about October 12, 2001. Completion of the merger will take place shortly after the respective shareholders meetings, if shareholder approval is obtained and all of the conditions to closing set forth in the merger agreement are satisfied or waived.

            DIANON Systems, Inc. provides a full line of anatomic and molecular pathology testing services and the CarePath(TM) Health Information Service, which provides personalized, diagnosis-specific information to physicians and to their patients at critical moments in the health care process.

            UroCor, Inc. markets a comprehensive range of products and services to assist in detecting, diagnosing, treating and managing prostate cancer, bladder cancer, kidney stones and other complex urologic disorders. UroCor's primary focus is providing products and services to help urologists improve patient care and outcomes while reducing the total cost of managing these diseases. UroCor provides comprehensive diagnostic services to detect major urologic conditions, enhance the accuracy of prognosis of individual patient's disease, monitor the patient's therapy and identify recurrence of the disease. UroCor acquires marketing and co-promotion rights to urologic pharmaceutical products and selected devices. UroCor markets these services and products directly to urologists and managed care organizations across the United States.

IMPORTANT INFORMATION: Investors are urged to read the joint proxy statement/prospectus which was first mailed to shareholders on or about October 12, 2001, and any other relevant documents filed with the SEC, as they contain important details on the proposed merger. (Investors can access documents filed with the SEC for free at the SEC's web site www.sec.gov). THESE DOCUMENTS SHOULD BE CAREFULLY REVIEWED BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

DIANON and UroCor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of DIANON and UroCor in connection with the merger. Information about the directors and executive officers of DIANON and their ownership of DIANON stock is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of UroCor and their ownership of UroCor stock is set forth in UroCor's proxy statement filed on April 30, 2001. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.